April 11, 2019

Ms. Elisabeth M. Bentzinger

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549

Re: AdvisorOne Funds – File No. 333-230264

Dear Ms. Bentzinger:

On March 14, 2019, AdvisorOne Funds (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”) in connection with a reorganization of the CLS International Equity Fund (the “Target Fund”), with and into the CLS Global Diversified Equity Fund (the “Survivor Fund”), each a series of the Trust (the “Reorganization”). On April 3, 2019, you provided comments pertaining to the N-14 to Krisztina Nadasdy of Thompson Hine LLP. On April 10, 2019, Jason Fox provided accounting-related comments to Andrew Davalla. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments

Comment 1. Confirm supplementally that any revisions made as a result of SEC staff comments to the Trust’s 485(a) filing filed on February 1, 2019 will be reflected in the N-14 as applicable.

Response. The Registrant so confirms.

Comment 2. Please ensure that upon completion of the Reorganization, the series and class identifiers of the Target Fund are made inactive on EDGAR.

Response. The Registrant’s administrator will ensure that the series and class identifiers of the Target Fund are made inactive on EDGAR following the completion of the Reorganization.

Comment 3. Please update the date of the shareholder letter, combined information statement and prospectus, and SAI to reflect that the N-14 will not go effective until April 13, 2019, which is 30 days after the N-14 was filed.

Response. The requested changes have been made.

Shareholder Letter

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Comment 4. In the second paragraph, please revise the following sentence to indicate that the Target Fund’s objective is growth of capital and income: “While the Funds use slightly different investment techniques and allocations at times, both Funds primarily seek growth of capital by investing in exchange traded funds, other open-end mutual funds, and closed-end funds that primarily invest in common stock of foreign issuers.”

Response. The disclosure has been revised as follows:

The Target Fund and Survivor Fund have similar investment objectives and their principal investment strategies are similar. The Target Fund's investment objective is growth of capital and current income and the Survivor Fund's investment objective is long-term growth of capital without regard to current income. While the Funds use slightly different investment techniques and allocations at times, both Funds satisfy their respective investment objectives by investing in exchange traded funds, other open-end mutual funds, and closed-end funds that invest in common stock of foreign issuers.

Comment 5. Referring to the same sentence as in Comment 4, the Survivor Fund has a 40% policy to invest in foreign issuers and, therefore, does not necessarily invest primarily in foreign issuers. Please revise the disclosure to clarify.

Response. The disclosure has been revised as indicated in the response to Comment 4.

Comment 6. In the second paragraph, in the last sentence, please revise the disclosure to state “generally lower expenses” rather than “generally lower gross expenses.”

Response. The requested change has been made.

Comment 7. In the second paragraph, in the last sentence, please remove mention of “portfolio management efficiencies” or describe more clearly in the letter and in the N-14 what these portfolio management efficiencies would be.

Response. The disclosure has been revised to remove mention of “portfolio management efficiencies.”

Questions and Answers

Comment 8. Regarding the question “who will pay for the reorganization?” please disclose that the cost estimate does not include any anticipated brokerage costs associated with portfolio repositioning of the Target Fund.

Response. The disclosure has been revised as requested.

Combined Prospectus/Information Statement

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Comment 9. On page 2 of the N-14, when incorporating documents by reference, please include the 1933 Act file numbers related to each filing.

Response. The Registrant has included the 1933 Act file numbers for filings made under the 1933 Act.

Comment 10. Please confirm supplementally that the Registrant will file definitive materials in accordance with Rule 497, and that this 497 filing will incorporate the most recent SAI filed by the Registrant that is set to become effective on April 17, 2019.

Response. The Registrant so confirms.

Comment 11. On page 2 of the N-14 please add to the list of incorporated documents a statement incorporating the SAI for the combined prospectus/information statement.

Response. The requested change has been made.

Comment 12. Please update the following sentence to include the SAI for the combined prospectus/information statement: “The Funds’ Prospectus, Statement of Additional Information and their annual and semi-annual reports, are available upon request and without charge by writing to the Funds at 17605 Wright Street, Omaha, Nebraska 68130 or by calling toll-free at 1-866-811-0225.”

Response. The disclosure has been revised as requested.

Combined Prospectus/Information Statement - Summary

Comment 13. In the Section “The Reorganization” in sub-section “Background and Reasons for the Proposed Reorganization” please update the following sentence to indicate that the Board determined that the Reorganization is in the best interests of both Funds, and that neither Funds’ interests will be diluted as a result of the Reorganization: “In approving the Plan of Reorganization, the Board, on behalf of the Target Fund, including the Independent Trustees, determined that the Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund shareholders will not be diluted as a result of the Reorganization.” Please make sure that this disclosure is consistently stated throughout the N-14.

Response. The requested has been made and the remainder of the filing has been conformed accordingly.

Comment 14. The first factor in the list of factors considered by the Board with regard to the Reorganization is: “After the Reorganization, shareholders will be invested in a Combined Fund with a substantially similar investment objective and similar principal investment strategies.” Please revise to indicate that the Combined Fund will have a similar investment strategy rather than one that is “substantially similar,” and ensure the disclosure aligns with the Board’s deliberations.

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Response. The requested has been made and the remainder of the filing has been conformed accordingly.

Comment 15. In the section “Fees and Expenses” the narrative preceding the fee table contains the following sentence: “The pro forma columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the semi-annual fiscal period ended October 31, 2018, except for the management fee, which has been restated.” Please explain supplementally what has been restated and why.

Response. The reference to a restated management fee was incorrect, and has been deleted.

Comment 16. In the section “Fees and Expenses” the narrative preceding the fee table contains the following sentence: “The management fee for the Target Fund is currently 0.75% of the Fund’s average daily net assets, which is the same as that of the Survivor Fund.” Please clarify the meaning of the word “currently” as there appear to be no breakpoints associated with the Target Fund.

Response. The disclosure has been revised to remove the word “currently.”

Comment 17. In the section “Fees and Expenses” the narrative preceding the fee table contains the following sentence: “The Other Expenses for the Target Fund are higher than those the estimated Other Expenses of the Survivor Fund, after the merger.” Please clarify the meaning of “estimated” as the Survivor Fund is currently operational, should this be referring to the Combined Fund after the merger? Please advise or revise.

Response. The Registrant has revised the disclosure to state the following: “The Other Expenses for the Target Fund are higher than those the estimated Other Expenses of the Combined Fund, after the merger.”

Comment 18. In the section “Fees and Expenses” the narrative preceding the fee table contains the following sentences: “Overall, the total gross operating expense ratio for the Class N shares of the Target Fund is slightly higher than the ratio for the Class N shares of the Survivor Fund, after the merger. The total net operating expense ratio for the Class N shares of the Target Fund is also slightly higher than that of the Class N shares of the Survivor Fund, after the merger.” Please clarify what is being compared, should the comparison be between the Target Fund and the Combined Fund, after the merger?

Response. The Registrant has replaced “Survivor Fund” with “Combined Fund” in all sentences noted.

Comment 19. Please confirm supplementally that the fees and expenses in the fee table are current for each Fund, per the requirement in Item 3(a) of Form N-14.

Response. The Registrant so confirms.

Comment 20. Footnote 2 to the fee table indicates that the Adviser has contractually agreed to defer its advisory fee to limit total operating expenses at least through August 31, 2019. Per Item

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3, Instruction 3(e) on Form N-1A, in order to make this disclosure, the expense reimbursement or fee waiver agreement must be effective for at least one year from the date of the registration statement. Please remove this disclosure or advise accordingly.

Response. The Registrant has updated the expiration date of the fee waiver agreement to August 31, 2020.

Comment 21. Please revise the deferred fee recoupment disclosure in Footnote 2 to the fee table to indicate the following: “any such recoupment will not cause the expenses of the applicable Fund, after the recoupment is taken into account, to exceed the expense limitation in place at time of waiver or the expense limitation in place at the time of recapture.”

Response. The requested revision has been made.

Comment 22. Please revise the expense example to indicate that it is applicable regardless of whether shareholders redeem or hold their shares at the end of the stated periods.

Response. The disclosure has been revised accordingly.

Comment 23. The sections “Federal Tax Consequences” and “Purchase, Exchange, Redemption, Transfer and Valuation of Shares” should be part of the synopsis that precedes the risk factor discussion per Item 3(b) on Form N-14. Please revise the disclosure accordingly.

Response. The Registrant has moved the requested disclosures to precede the risk factor discussion.

Comment 24. The section “Purchase, Exchange, Redemption, Transfer and Valuation of Shares” should include a clear and concise discussion regarding the distribution and purchase procedures and exchange rights and redemption procedures and not merely a cross reference per Item 3(b) on Form N-14. Please revise accordingly.

Response. The Registrant has revised the disclosure as follows:

The policies of the Target Fund and the Survivor Fund regarding the purchase, redemption, exchange, transfer and valuation of shares are identical. Shares of each Fund are sold at net asset value (“NAV”). The NAV of a Fund is determined at close of regular trading (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business. You may purchase and redeem shares of a Fund on any day that the NYSE is open for trading, subject to certain restrictions. Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130, or by calling 1-866-811-0225. You also may purchase and redeem shares through a financial intermediary. The minimum initial investment for each Fund is $2,500 and the minimum subsequent investment is $250. Refer to the section "Comparison of the Target Fund and Survivor Fund— Purchase, Redemption and

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Pricing of Fund Shares" in this Combined Prospectus/Information Statement for more detail.

Comment 25. The section “Purchase, Exchange, Redemption, Transfer and Valuation of Shares” includes a cross reference to a section titled – “Comparison of the Target Fund and Survivor Fund – Distribution and Shareholder Servicing Arrangements.” Please revise this cross reference to indicate the correct section name.

Response. The Registrant has deleted the cross-reference.

Combined Prospectus/Information Statement – Comparison of the Target Fund and the Survivor Fund

Comment 26. In the section “Comparison of Investment Objectives and Principal Investment Strategies” please revise the 80% policy section in the comparison table to more clearly highlight the differences between each Funds policy. For example, remove the look-through language, and create a separate section for the process of determining whether an entity is a foreign issuer.

Response. The suggested revisions have been made. Please see attached marked copy of the revised combined prospectus/information statement attached hereto as an exhibit.

Comment 27. In the section “Comparison of Investment Objectives and Principal Investment Strategies” consider moving the 80% policies section to the top of the comparison table to make it more prominent.

Response. The Registrant has moved the disclosure to the top of the comparison table as requested.

Comment 28. In the section “Performance History” the Survivor Fund compares its performance against an additional index, please add the disclosure required by Item 4(b)(2), Instruction 2(b) on Form N-1A, regarding additional indices, to the narrative preceding the performance return information.

Response. The requested disclosure has been made.

Comment 29. In the section “Performance History” please include year-to-date performance as of the most recent quarter end in the footnote of each bar chart as required by Item 4(b)(2)(ii).

Response. The Registrant has added the year to date performance information for both Funds as of March 31, 2019.

Comment 30. In the section “Performance History” please disclose, within each performance table in parentheses next to each index, that the applicable index does not reflect any deductions for fees, expenses or taxes.

Response. The Registrant has revised the performance tables accordingly.

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Comment 31. In the section “Management of the Funds” please update the recoupment language as requested in Comment 20.

Response. The Registrant has revised the disclosure accordingly.

Combined Prospectus/Information Statement – Information Relating to the Reorganization

Comment 32. In the section “Description of the Reorganization” the second paragraph refers to the Closing Date, please define in this section rather than cross referencing to an exhibit.

Response. The Registrant has defined the closing date within the section as requested.

Comment 33. In the section “Reasons for the Reorganization” in the first sentence, please add, as is noted in the summary, that the Board also considered that expenses would be lower.

Response. The Registrant has revised the disclosure as requested.

Comment 34. In the section “Reasons for the Reorganization” please disclose that the Board also considered that the investment strategies of each Fund were similar.

Response. The Registrant has revised the disclosure as requested.

Comment 35. In the section “Reasons for the Reorganization” in the second sentence, please update the disclosure to refer to investment limitations or restrictions rather than investment policies.

Response. The Registrant has revised the disclosure as requested.

Comment 36. In the section “Reasons for the Reorganization” please update the disclosure to reflect the requested revisions in Comment 13.

Response. The Registrant has revised the disclosure as requested.

Comment 37. In the section “Reasons for the Reorganization” please disclose any considerations discussed by the Board that were adverse to the Reorganization.

Response. The Board did not have any adverse considerations to the Reorganization to note.

Comment 38. In the section “Expenses of the Reorganization” please disclose the estimated costs of the Reorganization, and state that the costs do not reflect anticipated brokerage costs associated with portfolio repositioning.

Response. The Registrant has revised the disclosure as requested.

Comment 39. Will there be an immaterial (less than 5% of assets) repositioning of the Target Fund in connection with the Reorganization, if so please disclose this fact. If there will be a material repositioning please disclose the following items: (i) reasons for portfolio re-alignment, (ii) the extent and cost of the realignment in dollars and as a percent of Target Fund net assets,

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(iii) who will bear the costs of re-alignment, (iv) the percentage of the target fund portfolio that is expected to be sold and (v) an estimate of the related realized gains expected to result from the sale.

Response. The following disclosure has been added:

Following the Reorganization, the Adviser expects that it sell certain securities currently held by the Target Fund because selling such securities will allow the Adviser to invest in what it believes are more favorable investments that are particularly suited for the Survivor Fund. The securities that the Adviser intends to sell following the Reorganization amount to approximately 29% of the Target Fund’s net assets as of April 11, 2019. The Adviser expects that the commission costs associated with the selling of such securities will be approximately $2,000, which will be borne by the Survivor Fund. The Adviser expects that the selling of such securities will result in a realized capital loss of approximately $590,000.

Combined Prospectus/Information Statement – Other Information

Comment 40. In the section “Capitalization,” please update the narrative preceding the capitalization table to indicate a date of October 31, 2018 instead of 2019.

Response. The requested change has been made.

Comment 41. In the “Shareholder Information” section, please remove Class T shares from the shares outstanding table.

Response. The requested change has been made.

Comment 42. In the “Shareholder Information” section, please ensure that the address of each controlling owner listed.

Response. The Registrant has noted the address of each controlling owner in the in the shareholder information table for each Fund.

Statement of Additional Information – Additional Information About the Funds

Comment 43. Please revise the first sentence to read as follows: “Further information about each of the Survivor Fund and the Target Fund, each a series of the Trust, is contained in the Statement of Additional Information dated September 1, 2018, as it may be amended and/or supplemented from time to time, which incorporated by reference herein.”

Response. The Registrant has revised the disclosure accordingly.

Comment 44. Referring to the sentence noted in Comment 43, please update the date to incorporate the most recent SAI for the Fund as noted in Comment 10.

Response. The requested revisions has been made.

Part C

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Comment 45. Please update the references to incorporated documents to include the 1933 Act filing numbers.

Response. The requested revision has been made.

Comment 46. Please clarify that the Plan of Reorganization is a Form of Plan of Reorganization that is being filed, and not an executed version.

Response. The requested revision has been made.

Comment 47. The tax opinion filed was a “form of” opinion, please file an executed opinion prior to effectiveness in a pre-effective amendment, or advise that the Plan of Reorganization includes the required provisions for filing a tax opinion post-effectiveness.

Response. The combined prospectus/information statement and the agreement and plan of reorganization have been revised to provide for the conditions set forth in Staff Legal Bulletin No. 19 with respect to the filing of tax opinions for mergers.

Comment 48. Please remove the following sentence from the tax opinion: “Our opinions are being rendered to the Trust and its Board of Trustees, and may be relied upon only by such persons.”

Response. The requested change has been made.

Accounting

Comment 49. Please add a footnote to the pro forma schedule of investments that indicates that as of October 31, 2018, all investments held by the Target Fund would have complied with the investment restrictions, policies and guidelines of the Survivor Fund.

Response. The requested footnote has been added.

Comment 50. In the Combined Schedule of Investments, please use the defined symbols found in the Funds’ schedule of investments in their shareholder report.

Response. The requested symbols have been added.

Comment 51. Please indicate that in the Notes to the Pro Forma Financial Statements that forward-looking estimates have been used in preparing the pro forma information for the Combined Fund.

Response. The requested additional disclosure has been added.

Comment 52. Please reconcile disclosure regarding the expected cost of the Reorganization.

Response. The disclosures regarding expected costs of the reorganization have been reconciled to reflect an expected cost of $25,000.

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If you have any questions, please contact Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla

Andrew J. Davalla